UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   August 1, 2002

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-33049	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D.C.	20068
Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 2.   <u>Acquisition or Deposition of Assets</u>.

On August 1, 2002, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 9, 2001, among Pepco Holdings, Inc. (the "Company" or "Pepco Holdings"), Potomac Electric Power Company ("Pepco"), and Conectiv, Pepco and Conectiv completed their merger by each merging with acquisition subsidiaries of Pepco Holdings (the "Merger"). As a result of the Merger, Pepco and Conectiv each have become subsidiaries of the Company.

In accordance with the terms of the Merger Agreement, which is incorporated herein by reference:

- The holders of shares of Pepco common stock, par value $1.00 per share, outstanding immediately prior to the Merger will receive, in exchange for their shares, approximately 107,125,976 shares of Pepco Holdings common stock, par value $.01 per share ("Company Common Stock"). Each holder of Pepco common stock (other than holders who have exercised and perfect the dissenters' rights under applicable law) will receive one share of Company Common Stock for each share of Pepco common stock. The four outstanding series of Pepco preferred stock -- the $2.44 Series of 1957, the $2.46 Series of 1958, the $2.28 Series of 1965, and the $3.40 Series of 1992 -- were not exchanged in the Merger, and remain outstanding as securities of Pepco.

- The holders of Conectiv common stock, par value $.01 per share, and Conectiv Class A common stock, par value $.01 per share, outstanding immediately prior to the Merger will receive, in exchange for their shares, cash in the aggregate amount of approximately $1,095,262,403 and approximately 56,164,645 shares of Company Common Stock. The number of shares of Company Common Stock, cash or combination thereof received by each holder of Conectiv common stock or Class A common stock (other than holders who have exercised and perfect dissenters' rights under applicable law) depends on the stockholder's individual election (or failure to make an election) and the prorationing provisions of the Merger Agreement. Pursuant to the terms of the Rights Amendment, dated as of February 9, 2001, to the Rights Agreement, dated as of April 23, 1998, between Conectiv and Conectiv Resource Partners, Inc., as Rights Agent, the Conectiv common stock Rights and Conectiv Class A common stock Rights, declared as dividends by the Conectiv board of directors on April 23, 1998, expired immediately prior to the consummation of the Merger.

The issuance of Pepco Holdings common stock in the Merger was registered under the Securities Act of 1933, as amended, on a Form S-4 (File No. 333-57042) filed with the Securities and Exchange Commission on March 14, 2001, and as thereafter amended on April 30, 2001, May 24, 2001 and May 30, 2001 (the "Registration Statement"). The Registration Statement was declared effective on May 30, 2001. The Joint Proxy Statement/Prospectus of Pepco and Conectiv, dated May 30, 2001, contains additional information concerning the Merger.

Pepco Holdings funded the cash portion of the Merger consideration using: (i) approximately $400 million contributed to it by Pepco and (ii) $700 million borrowed under a bridge credit facility entered into on August 1, 2002 with Bank One, NA, as agent, Merrill Lynch, as syndication agent, and various financial institutions as lenders. Pepco Holdings borrowed a total of $1.1 billion under the bridge credit facility and used the additional $400 million to repay certain short term indebtedness and outstanding bank loans of its subsidiaries and to pay Merger-related expenses. Pepco Holdings currently intends to refinance the indebtedness outstanding under the bridge credit facility through the issuance of debt securities.

The Pepco Holdings common stock is listed on the New York Stock Exchange (the "NYSE") and trades under the ticker symbol "POM". Prior to the Merger, the Pepco common stock, Conectiv common stock and Conectiv Class A common stock each was listed on the NYSE. As a result of the Merger, the securities are being delisted and, accordingly, will cease to trade on the NYSE.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits

2.1   Agreement and Plan of Merger, dated as of February 9, 2001, among Pepco, Pepco Holdings and Conectiv (incorporated by reference to Exhibit 2 of Pepco's Current Report on Form 8-K filed February 13, 2001).

3.1   Restated Certificate of Incorporation of Pepco Holdings, Inc.

3.2   Bylaws of Pepco Holdings, Inc., as amended and restated.

10.1   Credit Agreement, dated as of August 1, 2002, among Pepco Holdings, Inc., Bank One, NA, as agent, and the Lenders named therein (the bridge credit facility).

10.2   Credit Agreement, dated as of August 1, 2002, among Pepco Holdings, Inc., Potomac Electric Power Company, Delmarva Power & Light Company, Atlantic City Electric Company, Bank One, NA, as agent, and the Lenders named therein (commercial paper back-up facility).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Pepco Holdings, Inc.
(Registrant)

By: D. R. WRAASE
Dennis R. Wraase
President

August 2, 2002
    DATE

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